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                                                                    EXHIBIT 99.5

                          COLUMBIA DAILY INCOME COMPANY

                      RESTATED INVESTMENT ADVISORY CONTRACT


          This Restated Agreement is made the 20th day of April, 1993 between COLUMBIA DAILY INCOME COMPANY, an Oregon corporation (the "Company"), and COLUMBIA FUNDS MANAGEMENT COMPANY, an Oregon corporation having its principal place of business in Portland, Oregon (the "Advisor").

          A. The Company is registered as an open-end investment company pursuant to the Investment Company Act of 1940 (the "Act"). The Advisor is registered as an investment advisor pursuant to the Investment Advisers Act of 1940:

          B. The Fund and the Advisor have entered into an Amended Investment Advisory Contract dated March 11, 1981 relating to services to be performed by the Advisor with respect to the Company (the "Amended Agreement"); and

          C. The parties desire to restate the Amended Agreement to make certain typographical corrections, including the change of the name of the name of the Advisor to Columbia Funds Management Company.

          Therefore, the parties agree as follows:

     1. DUTIES OF ADVISOR. The Advisor shall regularly provide the Company with research, advice and supervision with respect to investment matters and shall furnish continuously an investment program, determine what securities shall be purchased or sold and what portion of the Company's assets shall be held invested or uninvested, subject always to the provisions of the Company's Articles of Incorporation and By-Laws and amendments thereto, which amendments shall be furnished to the Advisor by the Company, and the Act. The Advisor shall take such steps as are necessary or appropriate to carry out its decisions in regard to the foregoing matters and the general conduct of the business of the Company. The Advisor may take into consideration receipt of research and statistical information and other services rendered to the Company in the allocation of commissions from portfolio brokerage business.

     2. ALLOCATION OF CHARGES AND EXPENSES. The Advisor shall pay or reimburse the Company for payments made by it for all executive salaries and executive expenses, office rent of the Company, marketing expenses and ordinary office expenses (other than the expense of clerical services relating to the administration of the Company). The Advisor shall provide investment advisory, statistical and research facilities, and all clerical services relating to research, statistical and investment work. The Advisor shall not be required to pay any expenses of the Company other than those enumerated in this Restated Agreement.


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          The Company will assume all other costs, including the cost of its custodian, legal, auditing and accounting expenses, disinterested directors' fees, taxes and governmental fees, interest, brokers' commissions, transaction expenses, cost of stock certificates and any other expenses (including clerical expenses) of issue, sale, repurchase or redemption of shares, expenses of registering or qualifying shares for sale, transfer taxes, and all expenses of preparing the Company's registration statement and prospectus, and the cost of printing and delivering to shareholders prospectuses and reports.

     3. COMPENSATION OF THE ADVISOR. For the services to be rendered, the facilities to be furnished and the payments to be made by the Advisor, as provided in Sections 1 and 2 hereof, for each calendar month the Company shall pay to the Advisor a fee based on the daily net assets and computed as follows:

               at the annual rate of .5 of 1% of daily net assets up to $500,000,000;

               at the annual rate of .45 of 1% of daily net assets between $500,000,001 and $1,000,000,000; and

               at the annual rate of .4 of 1% of daily net assets in excess of $1,000,000,000.

Each monthly payment shall be made promptly after the end of the month to which it relates. If, pursuant to Article VII of the Articles of Incorporation, the asset value is not required to be determined on any particular business day, then for the purposes of this paragraph 3 the asset value of a share as last determined shall be deemed to be the asset value of a share as of the close of business on that day. If there is no business day in any calendar month, such fee shall be computed on the basis of the asset value of a share as last determined, multiplied by the average number of shares outstanding on the last day of the month.

     4. COVENANTS OF THE ADVISOR. In connection with purchases or sale of portfolio securities for the account of the Company, neither the Advisor nor any officer, director or employee of the Advisor shall act as principal. The Advisor covenants that it and its employees will comply with the investment restrictions of the Company's By-Laws applicable to them. It is understood that, if an occasion should arise in which the Advisor may give any advice to its clients concerning the stock of the Company, it will act solely as investment counsel for clients and not on behalf of the Company.

     5. LIMITATION OF LIABILITY OF ADVISOR. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Company in connection with the matters to which this Restated Agreement relates, except a loss resulting from willful malfeasance, bad faith or gross negligence on part of the Advisor in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under this Restated Agreement.


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     6.   DURATION AND TERMINATION OF THIS RESTATED AGREEMENT. This Restated
Agreement shall remain in force for one year from the date hereof, and may be continued from year to year if approved annually by a vote of a majority of the outstanding voting securities of the Company or by its Directors and, in either case, a vote of a majority of Directors, who are not parties to the contract or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

          This Restated Agreement may be terminated at any time without the payment of any penalty by vote of the Board of Directors of the Company or by vote of a majority of the outstanding voting securities of the Company, or by the Advisor, on sixty (60) days' written notice to the other party.

          This Restated Agreement shall automatically terminate in the event of its assignment.

          The terms "assignment," "vote of a majority of the outstanding voting securities" and "interested persons," when used herein, shall have the meanings specified in the Act.

          The Advisor shall notify the Company of any change in the officers or directors of the Advisor within a reasonable time after the change.


     7. AMENDMENTS OF THIS AGREEMENT. No amendment of this Restated Agreement shall be effective until approved by vote of a majority of the outstanding voting securities of the Company.

          IN WITNESS WHEREOF, the parties have caused this Restated Agreement to be executed as of the day and year first written above.

                         COLUMBIA DAILY INCOME COMPANY


                         By _____________________________
                               John A. Kemp, President



                         COLUMBIA FUNDS MANAGEMENT COMPANY


                         By _____________________________
                               James F. Rippey, President



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